Exhibit 99.1

Eltek Ltd.

20 Ben Zion Galis Street, Petach Tikva, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 5, 2019

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of Eltek Ltd. (“Eltek” or the “Company”) to be held at the Company’s offices, at 20 Ben Zion Galis Street, Petach Tikva, Israel on December 5, 2019 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office;

2.	To approve the Company’s Amended Compensation Policy, as described in the Proxy Statement;

3.	To approve an amendment to the directors and officers indemnity agreements in favor of the Company’s directors and officers, as described in the Proxy Statement;

4.
To ratify and approve the entry of the Company into a directors and officers insurance policy, under the terms summarized in the Proxy Statement, providing coverage for the directors and officers of the Company (excluding its Controlling shareholder), currently serving and as may serve from time to time;

5.	To approve the extension and amendment of the Management Agreement with Nistec Ltd., as described in the Proxy Statement;

6.	To approve the extension to the exculpation letter granted to Mr. Yitzhak Nissan, as described in the Proxy Statement;

7.	To ratify and approve the application of the Company’s directors and officers liability insurance policy with respect to Mr. Yitzhak Nissan, as described in the Proxy Statement;

8.	To approve the amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach’s employment, as described in the Proxy Statement;

9.	To approve the application of Company’s Bonus Plan with respect to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

10.	To approve the grant of options to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

11.	To approve the application of Company’s 2019 Bonus Plan with respect to the Company’s CEO, Mr. Eli Yaffe, as described in the Proxy Statement;

12.	To approve an adjustment to the options granted to the Company’s CEO, as described in the Proxy Statement;

13.	To approve the Interest Agreement with the Company's Controlling shareholder, as described in the Proxy Statement;

14.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, as the Company’s independent auditors for the year ending December 31, 2019 and for such additional period until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to approve their compensation; and

15.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2018.

The Board of Directors has fixed the close of business on October 28, 2019 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Shareholders of record at the close of business on October 28, 2019 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the offices of the Company at 20 Ben Zion Galis Street, Petach Tikva, Israel on December 3, 2019 at 10:00 A.M. local time, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Items 1, 4 and 14 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders, voting on the matter will be counted.

Items 2, 3 and 5 through 13 are special resolutions, which are submitted for shareholder approval, following approval of each of (i) the Audit Committee or the Compensation Committee, as applicable, and (ii) the Board of Directors. Shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.  Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote in connection the proposal does not explicitly indicate on the proxy card that he, she or it has, or does not have, a Personal Interest with respect to the proposal, then the vote on the applicable item shall not be counted.

 The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2018 described in Item 15 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual General Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

- ii -

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be received by the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 25(e) of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,
Yitzhak Nissan
Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR ITS TRANSFER AGENT NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

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Eltek Ltd.

20 Ben Zion Galis, Petach Tikva, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 5, 2019

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 3.0 nominal value (the “Ordinary Shares”), of Eltek Ltd. (“Eltek” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Ben Zion Galis Street, Petach Tikva, Israel on December 5, 2019 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office;

2.	To approve the Company’s Amended Compensation Policy, as described in the Proxy Statement;

3.	To approve an amendment to the directors and officers indemnity agreements in favor of the Company’s directors and officers, as described in the Proxy Statement;

4.
To ratify and approve the entry of the Company into a directors and officers insurance policy, under the terms summarized in the Proxy Statement, providing coverage for the directors and officers of the Company (excluding its Controlling shareholder), currently serving and as may serve from time to time;

5.	To approve the extension and amendment of the Management Agreement with Nistec Ltd., as described in the Proxy Statement;

6.	To approve the extension to the exculpation letter granted to Mr. Yitzhak Nissan, as described in the Proxy Statement;

7.	To ratify and approve the application of the Company’s directors and officers liability insurance policy with respect to Mr. Yitzhak Nissan, as described in the Proxy Statement;

8.	To approve the amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach’s employment, as described in the Proxy Statement;

9.	To approve the application of Company’s Bonus Plan with respect to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

10.	To approve the grant of options to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

11.	To approve the application of Company’s 2019 Bonus Plan with respect to the Company’s CEO, Mr. Eli Yaffe, as described in the Proxy Statement;

12.	To approve an adjustment to the options granted to the Company’s CEO, as described in the Proxy Statement;

13.	To approve the Interest Agreement with the Company's Controlling shareholder, as described in the Proxy Statement;

14.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, as the Company’s independent auditors for the year ending December 31, 2019 and for such additional period until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to approve their compensation; and

15.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2018.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company or its Transfer Agent no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about October 31, 2019. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote.

Only holders of record of Ordinary Shares at the close of business on October 28, 2019 are entitled to notice of and to vote at the Meeting. The Company had 4,380,253 Ordinary Shares issued and outstanding on October 28, 2019, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least a third (33⅓%) of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Items 1, 4 and 14 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders, voting on the matter will be counted.

Items 2, 3 and 5 through 13 are special resolutions, which are submitted for shareholder approval, following approval of each of (i) the Audit Committee or the Compensation Committee, as applicable, and (ii) the Board of Directors. Shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.  Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.

Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.

“Controlling” for the purpose of this notice means the ability to direct the acts of the Company. For Items 2, 11 and 12, any person holding fifty percent (50%) or more of the voting power of the Company or of the rights to appoint directors or the Chief Executive Officer is considered a controlling shareholder,  and as for Items 3, 5 through 10 and 13, any person holding twenty five percent (25%) or more of the voting power of the Company, provided that no other person holds fifty percent (50%) or more of the voting power of the Company, or of the rights to appoint directors or the Chief Executive Officer, is considered a Controlling shareholder.

A “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate. In addition, under the Companies Law, in case of a person voting by proxy for another person, a “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has, or does not have, a Personal Interest with respect to a certain proposal, then the vote on the applicable item shall not be counted.

 The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2018 described in Item 15 does not involve a vote of our shareholders.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of October 24, 2019, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 4,380,253 shares outstanding as of October 24, 2019.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership
Yitzhak Nissan(2)	130,740	65.35%
Nistec Golan Ltd. (2)(3)	2,731,783	62.37%

(1)
Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options or convertible notes currently exercisable or exercisable within sixty (60) days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
Nistec Golan Ltd. is an Israeli private company controlled by Mr. Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the Ordinary Shares held directly by Nistec Golan Ltd.

(3)
In December 2018, Mr. Nissan transferred the shares of the Company held by Nistec Ltd. to Nistec Golan Ltd. In March 2019, Nistec Golan purchased 1,707,364 additional ordinary shares in the Company's rights offering to its shareholders.

Terms of Service and Employment of Executive Officers and Directors.

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2018, please see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on April 18, 2019.

1.          ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

At the Meeting, the shareholders are requested to re-elect a slate of four (4) directors to serve on the Board of Directors. Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer will be nominated for re-election. These directors, who are not external directors, as defined in the Companies Law, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including the two (2) external directors) shall not be less than three (3) nor more than nine (9), until otherwise prescribed by a resolution of the shareholders. The two external directors will continue in office until the ends of their three-year terms in accordance with the Companies Law.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The four (4) nominees named in this Item 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yitzhak Nissan	70	Chairman of the Board of Directors
Mordechai Marmorstein	72	Director
David Rubner	79	Director
Erez Meltzer	62	Director

Yitzhak Nissan has served as our Chairman of the Board of Directors since November 2013 and is a member of our Banking Committee. He has also served as our Chief Executive Officer since October 2014 and until July 2018. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985. Mr. Nissan served as a Presiding Member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012. Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel. In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality. Mr. Nissan holds a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein has served on our Board of Directors since October 2013 and is a member of our Audit and Compensation Committees. From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd. Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works. Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000. Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

David Rubner was elected to serve on our Board of Directors in October 2013. Mr. Rubner has served as the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and as a Partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the President and Chief Executive Officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors of Check Point Software Ltd., Radware Ltd., Telemessage International Ltd. and several private companies. He also serves on the boards of trustees and executive council of Shaare Zedek Hospital. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University.

Erez Meltzer has served as a director since 2009 and served as the Chairman of our Board of Directors from 2011 to 2013. Mr. Meltzer is the Executive Chairman of Hadassah Medical Center and the Chairman of MIS Implants Technologies Ltd. Mr. Meltzer also serves as a director of Ericom Software Ltd. From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group. From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd. From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps (reserve). Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization). Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University and is a graduate of the Advanced Management Program at Harvard Business School.

Each of the directors (excluding Mr. Nissan) is entitled to director’s insurance, an indemnification agreement, and exculpation letter, as may be approved by the Company from time to time. In addition, each of the directors (excluding Mr. Nissan) is entitled to monetary compensation as provided in the “Permanent Amount” criteria of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000. Each director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service to the Company.

The Board of Directors recommends a vote FOR the election of each nominee for director named above to the Company’s Board of Directors, until the next annual general meeting of shareholders and until his or her successor has been duly elected and qualified, without modification of terms of office, except as may be amended subject to the approval of Items 3 and 4 herein.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the re-election of each of the nominees.

2.          AMENDED COMPENSATION POLICY
(Item 2 on the Proxy Card)

As required by the Companies Law, in January 2014, Eltek, as public company, adopted a compensation policy, setting forth the principles that govern the terms of office and employment of the “office holders” of a company, as defined in the Companies Law.  Under the terms of the Companies Law, any amendments to the Compensation Policy must be approved by the company’s shareholders. In December 2016, the shareholders approved a new compensation policy for the Company, which was later amended by the shareholders in September 2018 (the “Compensation Policy”). The shareholders are requested to approve the following amendments to the Compensation Policy, as follows:

•	Section 1.8, Effect: the amendments to the Compensation Policy shall come into effect on November 1, 2019.

•
Section 3.2, Maximum Monthly Base Salary and Scope of Position: the scope of the position of the Active Chairman of the Board of Directors shall be as required from time to time instead of full time, and the maximum monthly base salary (gross) for the CEO shall be NIS 95,000 (instead of NIS 75,000).

•
Sections 5.2.a., 5.2.b., and 5.2.c. Annual Bonus Plan: The Annual bonus plan shall be based on measurable criteria, set by the Company, such that the bonus shall be comprised of a maximum of 50% of each criteria.

•
Section 5.2.d., Personal Assessment: The Company may add an additional 30% to the yearly bonus of its officers, subject to the appropriate approvals set forth in the Compensation Policy and to the extent such addition does not exceed the Bonus Celling set forth in the Compensation Policy (and with respect to the CEO, not more than 3 monthly salaries).

•
Section 5.2.g, Bonus Celling: The total bonuses each of the Company’s officers shall be granted shall not exceed 6 monthly salaries. The total bonus each of the Company’s Active Chairman and CEO (including the Discretionary Bonus to the CEO) shall be granted shall not exceed 9 monthly salaries.

•
Section 6.3, Equity Based Compensation: The Company shall not grant equity compensation to all grantees exceeding 10% of the Company’s fully diluted share capital as of the date of adoption of the Compensation Policy and for a period of three (3) year thereafter.

•
Section 6.4, Terms of Option Plan: the exercise price of options shall be at least the average of the Company’s trading price over 30 days prior to grant. Furthermore, the value of the options at the date of grant, for each year of vesting (based on annual average over the vesting period), shall not exceed 30% of the grantee’s annual base salary.

•
Section 8 (Ratio of Fixed Elements to Variable Elements) and Section 9 (Ratio between the Officers’ compensation and the Company employees’ salaries): such ratios have been amended, as set forth in Exhibit A hereto.

•
Section 10.2.3, Insurance: increase the maximum annual insurance premiums that will be paid by the company for the insurance period for any particular year to US $400,000. If supplemental assurance is purchased for liability coverage for officers and directors for issuance of new securities, it shall not exceed 60% of the cost of the premium for that year.

•
Section 10.3, Indemnification: the sum of the indemnification for all officers and directors will not exceed: (i) the value of 25% of the Company’s net equity according to the audited or reviewed financial statement known at the time the request for indemnification was submitted; or (ii) US$3,000,000, whichever is greater.

The brief overview of the amendments above is qualified in its entirety by reference to the full text of the proposed amended Compensation Policy, which is attached as Exhibit A hereto, in a form marked against the Compensation Policy (the “Amended Compensation Policy”).

    The Company’s Board of Directors, based on the recommendation of the Company’s Compensation Committee, has resolved to approve the Amended Compensation Policy.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

 “RESOLVED, to approve the Amended Compensation Policy, attached to this Proxy Statement as Exhibit A.”

Vote Required

The approval of this Item 2 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

3.          APPROVAL OF AMENDED DIRECTORS AND OFFICERS
INDEMNTY ARRANGEMENTS
(Item 3 on the Proxy Card)

The Companies Law and the Company’s Articles of Association authorize the Company, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify directors and officers, subject to certain conditions and limitations. On October 17, 2017, the Company’s shareholders approved an amended indemnity agreement granted to the Company’s directors and officers serving from time to time in such capacity, such that the indemnity agreement shall comply with the terms of the Companies Law.

The Shareholders are asked to approve an amendment to the indemnity agreement in the form attached as Exhibit B to this Proxy Statement, such that the indemnity agreement will include a minimum indemnification amount. The amended indemnity agreement was approved by the Company’s Compensation Committee and Board of Directors.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED,

1.	to approve the amended indemnification agreement, in the form attached as Exhibit B to this Proxy Statement; and

2.	to grant such amended indemnification agreement to each of the Company’s directors and officers, serving from time to time in such capacity.”

Vote Required

The approval of this Item 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

4.          APPROVAL AND RATIFICATION OF LIABILITY INSURANCE FOR DIRECTORS
AND OFFICERS
(Item 4 on the Proxy Card)

The Companies Law and our Articles of Association authorize us, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of our officers and directors, to cover liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors. Specifically, the purchase of insurance for directors is required to be approved by our Compensation Committee, Board of Directors and shareholders, in that order.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the company; (b) a breach of his or her duty of care committed intentionally or recklessly (as opposed to negligently); (c) an act or omission done with the intent to unlawfully realize personal gain; (d) a fine or monetary settlement imposed upon him or her; or (e) proceedings under Chapters H'3, H'4 or I'1 of the Israeli Securities Law, 5728-1968, as amended (other than legal expenses or for amounts payable to persons who suffered damages as a result of a violation thereof).

On September 2018, our shareholders approved our obtaining a directors and officers liability insurance policy for the benefit of our directors and officers, to be in effect until June 7, 2019. In September 2019, our Compensation Committee and Board of Directors approved our entering into/obtaining a new directors and officers liability insurance policy (the “D&O Policy”) for the benefit of our directors and officers. The coverage for directors and officers under the D&O Policy, which has been in effect as of August 18, 2019 and ending on August 17, 2020 (the “Insurance Period”) is up to US$ 10 million per claim, and in the aggregate, during the Insurance Period, with no deductible for directors and officers and a deductible of up to US$ 1.5 million for the Company. The total premium cost of the policy will not exceed US$ 301,896. A covered loss under the policy will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they shall be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that the Company is required or permitted by law to indemnify its officers and directors for such loss; and finally, on the Company’s behalf, for all loss that it was obligated to pay as a result of a claim made against it.

Our Compensation Committee and Board of Directors believe that it is in the best interests of the Company to provide directors and officers liability insurance coverage to enable the Company to attract and retain highly qualified directors and officers.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

 “RESOLVED, to approve the D&O Policy as described in the Proxy Statement, including the order of payment, for the benefit of the directors and officers of the Company (excluding its Controlling shareholder), currently serving and as may serve from time to time.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

5.          APPROVAL OF THE EXTENSION AND AMENDMENT OF THE MANAGEMENT
AGREEMENT BETWEEN THE COMPANY AND NISTEC LTD.
 (Item 5 on the Proxy Card)

In November 2013, the Company entered into a Management Agreement with Nistec Ltd., then its Controlling shareholder. In December 2016, the Company’s shareholders approved the extension and amendment of the Management Agreement. In December 2018, Mr. Nissan, the beneficial owner of Nistec Ltd., transferred the shares of the Company held by Nistec Ltd. to Nistec Golan Ltd., a company beneficially held by him. In accordance with the provisions of the Companies Law, an agreement with a company’s Controlling shareholder (whether directly to indirectly), may not exceed three (3) years and its renewal for any additional period of up to three (3) years, must be approved by the company’s shareholders. Our shareholders are requested to approve the renewal and amendment of the Management Agreement, effective as of January 1, 2019.

Under the terms of the existing Management Agreement, Mr. Nissan serves as the Chairman of the Company’s Board of Directors. As Chairman of the Board of Directors, Mr. Nissan shall provide the Company with the services listed in the Management Agreement, as follows: (a) coordination of the activities of the Company’s Board of Directors with respect to the development of the long term strategy for Eltek; (b) guidance to the Company’s Board of Directors with respect to the implementation by management of its strategy, work plans and budget, as shall be determined from time to time by the Company’s Board of Directors; (c) coordination of the activities of the Company’s Board of Directors with respect to the regulation and implementation of proper corporate governance practices; (d) coordination of the activities of the Company’s Board of Directors for the purpose of the approval of quarterly and annual financial statements and reports; (e) development and retention of relations with current and future strategic investors; (f) general guidance and management of the activities of the Company’s Board of Directors; (g) advancement of the Company’s efforts with respect to the realization of its business development strategy, including the pursuit of mergers and acquisition opportunities; (h) coordination of the activities of the Company’s Board of Directors with respect to the definition of strategic financial targets and in attaining said targets; and, as additionally agreed in the new Management Agreement, (i) provision of assistance to the Company in cooperation with the Company’s CEO, regarding the Company’s dealings, communications and negotiations with the banks and non-baking financing institutions, including but not limited to, assistance with respect to obtaining financing for the Company’s business activities, and (j) business development services, including the provision to the Company with assistance, in cooperation with the Company’s CEO, in the development and preservation of relationships with the Company’s existing and potential customers.

Under the terms of the amended Management Agreement, Mr. Nissan will dedicate the appropriate attention, time and effort to Company in connection with the provision of the Services. The time dedicated by Mr. Nissan for the provision of the Services shall be as required by the Company from time to time, and in accordance with its needs. This is compared to a scope of 75% of full-time employment in the previous Management Agreement.

In consideration for performing the above services, the Company has been paying, and subject to the approval of the shareholders, will continue to pay, Nistec Ltd., a monthly fixed fee of NIS 90,000, plus applicable VAT.  In addition, Nistec Ltd. shall be entitled to the following compensation:

•
Subject to Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, Mr. Nissan shall receive reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement shall not exceed an aggregate amount of NIS 10,000 per calendar quarter.

•
Mr. Nissan shall receive reimbursement of food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 5732-1972.

The Company’s Compensation Committee and Board of Directors have resolved to approve the extension and amendment of the Management Agreement.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

 “RESOLVED, to approve the extension and amendment of the Management Agreement with Nistec Ltd. for a three (3) year term, effective as of January 1, 2019, as described in the Proxy Statement.”

Vote Required

The approval of this Item 5 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

6.          EXTENSION TO THE EXCULPATION LETTER GRANTED TO
MR. YITZHAK NISSAN
(Item 6 on the Proxy Card)

At the October 2013 Annual and Special General Meeting of Shareholders, the shareholders of the Company approved the Company’s undertaking, to exculpate, in advance, the Company’s directors and officers from liability for damages caused as a result of a breach of such director’s or officer’s duty of care towards the Company (the “Exculpation Letter”). Under the Exculpation Letters, the Company, subject to limitations prescribed by applicable law, exempts such director or officer to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of such director or officer duty of care towards the Company, resulting from an action taken by such director or officer in good faith in his/her capacity as director or officer, as applicable. In September 2018, our shareholders ratified and approved the extension of the Exculpation Letter to Mr. Nissan, ending on December 31, 2019.

In accordance with the provisions of the Companies Law, an Exculpation Letter with Mr. Nissan, as the Company’s Controlling shareholder, can be in force and effect for a maximum term of three (3) years. Therefore, the shareholders are hereby requested to approve the extension of the Exculpation Letter for an additional three (3) year period ending on December 31, 2022.

The Company’s Compensation Committee and Board of Directors have resolved to approve the extension and amendment of the Exculpation Letter.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

 “RESOLVED, to ratify and approve the extension of the Exculpation Letter to Mr. Nissan for an additional three (3) year period ending on December 31, 2022, as set forth in this Proxy Statement.”

Vote Required

The approval of this Item 6 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

7.          DIRECTORS AND OFFICERS INSURANCE FOR MR. YITZHAK NISSAN
(Item 7 on the Proxy Card)

In accordance with the provisions of the Companies Law, any insurance to be provided to Mr. Nissan, as the Company’s Controlling shareholder, needs to be approved by the Company’s shareholders, and can be in force and effect for a maximum term of three (3) years, unless approved in accordance with the terms of the Company’s compensation policy. Therefore, the shareholders are hereby requested to approve the application of the Company’s insurance policy, subject of the shareholders’ approval of Item 4, to Mr. Nissan.

The Company’s Audit Committee and Board of Directors have resolved to approve the application of the insurance, as described under Item 4, to Mr. Nissan.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

 “RESOLVED, to ratify and approve application of the Company’s directors and officers insurance as described under Item 4 and subject to the approval of Item 4, to Mr. Nissan, as set forth in this Proxy Statement.”

Vote Required

The approval of this Item 7 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

8.          AMENDMENT TO THE TERMS OF EMPLOYMENT OF
MS. REVITAL COHEN-TZEMACH
(Item 8 on the Proxy Card)

Under the terms of the Companies Law, Ms. Revital Cohen-Tzemach’s employment with the Company must be approved by Eltek’s shareholders, as she is the daughter of our Chairman and Controlling shareholder, Mr. Yizthak Nissan.

Ms. Cohen-Tzemach was first employed by the Company on March 1, 2015 as a trainee in the Chief Executive Officer’s office.  On October 27, 2015, the shareholders approved her employment as assistant to the Chief Executive Officer for a three (3) year term, until February 28, 2018, and approved an additional three (3) year extension and amendment to her terms of employment on October 27, 2017. The shareholders are requested to approve the extension of Ms. Cohen-Tzemach’s employment agreement and amendment of its terms, as described herein, for an additional three (3) year term, as of September 1, 2019.

In September 2019, the Compensation Committee and the Board of Directors, subject to the approval of the shareholders of the Company, approved an increase of NIS 5,000 to Ms. Cohen-Tzemach’s gross monthly salary, from NIS 13,000 to NIS 18,000. Ms. Cohen-Tzemach will be entitled to 15 vacation days per annum until February 28, 2020, when it will then be increased to 20 vacation days per annum. Ms. Cohen-Tzemach shall be entitled to a 7-seat Company car, valued up to NIS 180,000, including all associated operation and maintenance expenses. Ms. Cohen-Tzemach’s new position will be a special project manager. The Compensation Committee and the Board of Directors, subject to the approval of the shareholders of the Company, also extended the term of her employment agreement until August 31, 2022.

Other than as described above, the terms of Ms. Cohen-Tzemach’s employment will remain the same: the Company will make standard contributions towards severance pay (8.33%), disability insurance (up to 2.5%), and pension (up to 6.5%), as well as a contributions of 7.5% of the amount of the salary to Ms. Cohen-Tzemach’s “professional advancement” fund (up to a maximum salary approved for tax purposes).

From 2008 until 2014, Ms. Cohen-Tzemach served as a branch manager for Halperin Optics Ltd., a major Israeli optics supplier. Ms. Cohen-Tzemach holds a B.Sc. degree in Optometry from Bar-Ilan University.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the extension of and amendment to the terms of Ms. Revital Cohen-Tzemach employment with the Company, as described in the Proxy Statement.”

Vote Required

The approval of this Item 8 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

9.          APPLICATION OF COMPANY’S BONUS PLAN WITH RESPECT TO
MS. REVITAL COHEN-TZEMACH
(Item 9 on the Proxy Card)

Under the terms of the Companies Law, any benefits provided to Ms. Revital Cohen-Tzemach with respect to her employment with the Company must be approved by Eltek’s shareholders, as she is the daughter of our Chairman and Controlling shareholder, Mr. Yizthak Nissan.

In March 2019, the Board of Directors approved the Company’s 2019 Bonus Plan (the “Bonus Plan”). The Bonus Plan is applicable to nine (9) of the Company’s senior employees, including Ms. Cohen-Tzemach. Under the terms of the Bonus Plan, Ms. Cohen-Tzemach shall be entitled to a bonus amount not to exceed three (3) monthly salaries, to be calculated in accordance with the criteria set forth in the Bonus Plan. The Bonus Plan further allows the Company’s CEO, at his sole discretion, to add to the bonus granted to Ms. Cohen-Tzemach, in accordance with the criteria set forth in the Bonus Plan, an additional amount equal to 30% of the bonus, provided that together with such addition, Ms. Cohen-Tzemach’s bonus shall not exceed the three (3) monthly salaries limit (the “Discretionary Bonus”). The Board resolved, that the Discretionary Bonus granted to Ms. Cohen-Tzemach shall not exceed the average of all Discretionary Bonuses provided to all employees under the Bonus Plan.

It should be noted that the criteria set forth in the Bonus Plan is the same for all nine (9) senior employees, such that Ms. Cohen-Tzemach’s bonus is subject to the same terms as the others.

The Company expects to adopt bonus plans for the years 2020 and 2021in accordance with the terms of the Company’s Amended Compensation Policy, subject to the shareholders’ approval of Item 2. The shareholders are hereby requested to approve the application of such bonus plans to Ms. Cohen-Tzemach, for the entire term of her employment agreement, subject to shareholder approval of Item 8 herein.

At the Meeting, the Board of Directors  proposes that the following resolution be adopted:

“RESOLVED, to ratify and approve the application of the Company’s 2019 Bonus Plan to Ms. Revital Cohen-Tzemach and include her as a senior employee under the Bonus Plan, and Ms. Cohen-Tzemach’s participation in the future 2020 and 2021 bonus plans, on the terms described in the Proxy Statement.”

Vote Required

The approval of this Item 9 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

10.          GRANT OF OPTIONS TO MS. REVITAL COHEN-TZEMACH
(Item 10 on the Proxy Card)

Under the terms of the Companies Law, any benefits provided to Ms. Revital Cohen-Tzemach with respect to her employment with the Company must be approved by Eltek’s shareholders, as she is the daughter of our Chairman and Controlling shareholder, Mr. Yizthak Nissan.

In 2018, the Board of Directors approved a share incentive plan, which authorizes the grant of options to purchase shares and restricted shares units to officers, employees, directors and consultants of the Company and its subsidiaries (the “Option Plan”). Each option granted under the Option Plan are exercisable for a period of ten years from the date of the grant of the options or the expiration dates of the Option Plan.

On September 3, 2019, the Board approved the grant of 3,000 options to purchase the Company’s shares to Ms. Revital Cohen-Tzemach, at an exercise price of US$ 6.38. The options shall vest over a period of four (4) years, such that at the first anniversary of grant, 25% of the options will vest, and then in equal amounts, quarterly thereafter.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the grant of 3,000 options to Ms. Revital Cohen-Tzemach, on the terms described in the Proxy Statement.”

Vote Required

The approval of this Item 10 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

11.          APPLICATION OF COMPANY’S 2019 BONUS PLAN WITH RESPECT TO
MR. ELI YAFFE
(Item 11 on the Proxy Card)

Under the terms of the Companies Law, any benefits provided to the Company’s CEO with respect to his employment with the Company must be approved by Eltek’s shareholders.

As described above, in March 2019, the Board of Directors approved the Bonus Plan. One of the nine (9) senior employees of the Company to which the Bonus Plan applies is the Company’s CEO. Under the terms of the Bonus Plan, Mr. Yaffe shall be entitled to a bonus amount not to exceed three (3) monthly salaries, to be calculated in accordance with the criteria set forth in the Bonus Plan. Such bonus shall be in addition to the Performance Bonus the CEO is entitled to under his employment agreement, as was approved by our shareholders in September 2018, as described in Item 3 of the Proxy Statement filed on July 26, 2018. Our shareholders are hereby requested to approve the application of such bonus plan to Mr. Yaffe as well.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to ratify and approve the application of Company’s 2019 Bonus Plans with respect to the Company’s CEO, Mr. Eli Yaffe, and include him as a senior employee under the Bonus Plan, on the terms described in the Proxy Statement.”

Vote Required

The approval of this Item 11 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

12. ADJUSTMENT TO OPTIONS GRANTED TO THE COMPANY’S CEO
(Item 12 on the Proxy Card)

Under the terms of the Companies Law, any benefits provided to the Company’s CEO with respect to his employment with the Company must be approved by Eltek’s shareholders.

On September 6, 2018, the Company’s shareholders approved the grant of 60,587 options to purchase the Company’s ordinary shares (the “CEO Options”) to the Company’s CEO, Mr. Eli Yaffe, under the terms of the Option Plan.

Section 4 of the Option Plan provides the Board of Directors with the authority (in its sole discretion), in the event, amongst others, that a change in the corporate structure of the Company affecting the shares underlying the options occurs, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Option Plan, to adjust the number and class of shares that may be delivered under the Option Plan and/or the number, class, and price of options, including the CEO Options.

In January 2019, the Board of Directors approved an adjustment mechanism to the conversion rate of the options granted to the Company’s CFO. During such Board of Directors meetings, the Board of Directors discussed the approval of the same adjustments to the conversion rate of the CEO Options as well, subject to the occurrence of an applicable event.

In March 2019, the Company issued, at no charge, to the holders of its ordinary shares subscription rights to purchase up to an aggregate of 3,380,920 ordinary shares, such that each shareholder received five (5) subscription rights for every three (3) ordinary shares owned on the record date, at a price of $1.464 per ordinary share (the “Rights Offering”).

In September 2019, the Company’s Compensation Committee and Board of Directors approved the adjustment of the conversion rate to the CEO Options with respect to the Rights Offering, on the same terms as approved for the Company’s CEO in January 2019, such that the number of shares underlying the CEO Options shall be equal to the rate between the share price on the last day of trade prior to the Rights Offering, and the base share price of the Company’s shares. Effectively, for each of the CEO Options exercised by the Mr. Yaffe, he shall receive 1.2335 ordinary shares of the Company, such that 60,587 CEO Options may be exercised into 75,066 ordinary shares of the Company.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the adjustment to the options granted to the Company’s CEO, Mr. Eli Yaffe, on the terms described in the Proxy Statement.”

Vote Required

The approval of this Item 12 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

13. INTEREST AGREEMENT WITH OUR CONTROLLING SHAREHOLDER
(Item 13 on the Proxy Card)

In June 2017, the Company received a loan of NIS 5.0 million (approximately $1.4 million) from Nistec, its Controlling shareholder (the “First Loan”). In March 2018, the Company received additional loans from Nistec, of NIS 4.0 million (approximately $1.1 million) (the “Second Loan”), and in July 2018, the Company received a third loan from Nistec, of NIS 1.0 million (approximately $270,000) (the “Third Loan,” and together with the First Loan and the Second Loan, the “Loans”). As of the date hereof, the Loan will become due on October 1, 2020. In December 2018, the Loans, together with Nistec Ltd.’s shares, were transferred within the Nistec group to Nistec Golan Ltd.  As disclosed in the Form F-3 filed by the Company on August 8, 2019, the Company and Nistec Golan have entered into discussions to renegotiate the term and interest provisions of the Loans aggregating NIS 10 million (approximately $ 2.8 million). On September 26, 2019, the Audit Committee and Board of Directors have approved the execution of the Interest Agreement with Nistec Golan.  In accordance with the provisions of the Companies Law, an agreement with a company’s Controlling shareholder (whether directly to indirectly), must be approved by the Company’s shareholders.

Under the terms of the Interest Agreement, the Loans shall bear interest, as follows:

•	Interest Amount:

o
A total aggregate principal loan amount of NIS 5 million (the “First Half of the Loans”) shall bear interest of Prime + 1%, as of September 26, 2019 and until January 7, 2020. As of January 8, 2020 and until repaid, the First Half of the Loans shall bear the interest set forth below.

o	A total aggregate principal loan amount of NIS 5 million (the “Second Half of the Loans”) shall bear annual interest of Prime + 1.75%, as of January 1, 2019, and until repaid in full.

•
Payment Schedule: the interest shall be paid on the 10th day of each quarter, for the interest accumulated in the three (3) months prior to such payment date (except with respect to the first interest payment). The first interest payment shall be paid on January 10, 2020, for 2019.

•
Late Fees: Any amount not paid by the Company when due, shall bear an annual interest of Prime + 3%, unless the Company has not paid the applicable interest amount due to its requirement to avoid any going concern qualifications, in which event the applicable interest (i.e., Prime+ 1.75) shall continue to apply.

•	The Principal amount of the Loans shall not be linked to the Customer Price Index.

Any accrued interest prior to the dates of the Interest Agreement was waived by Nistec Golan.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the execution by the Company of the Interest Agreement with Nistec Golan Ltd., containing the principal terms described in the Proxy Statement.”

Vote Required

The approval of this Item 13 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

14.          REAPPOINTMENT OF INDEPENDENT AUDITORS
(Item 14 on the Proxy Card)

The Board of Directors recommends that our shareholders reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, as the independent auditors of the Company for the year ending December 31, 2019, and for such additional period, until the next annual general meeting of shareholders.

The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accountants. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have served as our principal independent registered public accounting firm since October 2014.

	Year Ended December 31, 2018		Year Ended December 31, 2017
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	$85,000	58%	$82,000	83%
Audit related fee	$55,000	37%	-	-
Tax Fees (2)	$-	-	$3,000	3%
All other fees(3)	$6,700	5%	$13,300	14%
Total	$146,700	100%	$98,800	100%

(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance.
(3)	Other fees are fees for professional services other than audit or tax related fees.
(4)	All of such fees were pre-approved by our Audit Committee.

Audit Committee’s pre-approval policies and procedures:

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our Audit Committee. If needed, the Audit Committee’s Chairman may pre-approve services up to a limit of $10,000, in anticipation of approval of the Audit Committee, at the first meeting following the Chairman’s approval. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the U.S. Securities and Exchange Commission, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the registered public accountants.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited be, and they hereby are, reappointed as independent auditors of the Company for the fiscal year ending December 31, 2019 and for such additional period until the next Annual General Meeting of shareholders and the Board of Directors is authorized to approve their compensation.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

15.          REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2018 will be presented for review. On April 18, 2019, the Company’s Audited Consolidated Financial Statements were filed by the Company under Form 20-F, with the U.S. Securities and Exchange Commission, and appear on its website: www.sec.gov, as well as on the Company’s website: www.nisteceltek.com. These financial statements are not a part of this Proxy Statement. This item does not involve a vote of the shareholders.

16.          OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors, Yitzhak Nissan Chairman of the Board of Directors

October 28, 2019

Exhibit A
Amended Compensation Policy

Eltek Ltd.

Directors and Officers Compensation Policy

The meaning of the definitions and terms in the Compensation Policy will be as set down in the Companies Law 5759-1999 (the "Companies Law”), unless otherwise defined in the framework of the Compensation Policy.

Chapter 1: General Background

1.	General background

1.1.
The following document presents Eltek Ltd.’s (the “Company” ) Compensation Policy regarding the Company’s Officers (the “Compensation Policy”) as determined by the Compensation Committee and the Company’s Board of Directors (“BOD”).

1.2.
The Compensation Policy is intended to increase the transparency of the Company’s activities regarding all aspects of its Officers’ compensation and to enhance the shareholders' ability to express their opinion and influence the Compensation Policy.

1.3.
The principles of the Compensation Policy were formulated following internal discussions held by the Compensation Committee and the BOD, which considered, among other things, the changes in the provisions of the law since the adoption of the previous Compensation Policy; the experience and the lessons accumulated in the company during the period of the implementation of the previous compensation policy; and the changes in the company and its needs. The policy’s principles are designed for determining reasonable, appropriate and fair compensation for the Company’s Officers, that will ensure that the Officers’ compensation will be compatible with the good of the company and its long-term and short-term organizational strategy, considering the Company’s risk management policy while increasing the Officers’ sense of solidarity with the company and its activities, increasing their satisfaction and motivation and enabling the company to both retain its high quality Officers for the long term and to hire new good quality officers.

1.4.	The considerations taken into account during the setting of the Compensation Policy principles:

a.	Promoting the Company’s goals, work plan and long-term policies.

b.	Creating appropriate incentives for the Company’s Officers while keeping in mind the Company’s risk management.

c.	The size of the Company and the nature of its activities.

d.
With regard to variable components of the Officers terms of service and employment - the Officer’s contribution to achieving the Company’s goals and maximizing profits; all with a long-term view and considering the position of each Officer.

1.5.	Objectives of the Compensation Policy

a.	Encouraging the maximization of the Company’s profits via compensation incentives.

b.	Maximizing the Company’s performance without the Company’s Officers taking unreasonable risks.

c.	Supporting the implementation of the Company’s business strategy.

d.	Promoting the alignment of the Officers’ interests with those of the Company’s shareholders.

e.	Increasing the Company’s ability to recruit and retain Officers who can lead the Company and meet the market’s challenges.

f.	Creating a balance between the various types of compensation components.

1.6.	Measures for setting the Compensation Policy

The Company’s compensation policy is based among other things, on the following measures:

a.	Each Officer’s education, skills, expertise and achievements.

b.	The positions, areas of responsibility and previous wage agreements signed with the Officers.

c.	The relationship between the fixed compensation components and the variable compensation components.

d.
An examination of the average terms of service and employment for the Officers in accordance with the Compensation Policy relative to the average and mean wage conditions of the Company’s employees and contract workers, and the influence of the gaps between these conditions on the labor relations at the Company.

1.7.	The Compensation Policy determination and approval process

The Company’s BOD approved the Company’s Compensation Policy on 15 November, 2016, following the adoption of the recommendations of the Company' Compensation Committee concerning the Compensation Policy. The Compensation Policy is subject to the approval of the General Assembly of the Company’s shareholders, in accordance with the provisions of section 267A(b) of the Companies Law. The above notwithstanding, the Company’s BOD may even set the Company’s Compensation Policy in the absence of the approval of the said General Assembly, in accordance with the provisions of section 267A(c) of the Companies Law.

1.8.	Applicability

a.
The Compensation Policy will be valid for a period of three years, effective from ~~1 January, 2017~~ November 1, 2019, following the approval of all the required organizations, in accordance with the provisions of section 267A of the Companies Law (the “~~applicability date~~ Applicable Date”).

b.	The Compensation Policy will apply to the Company’s Officers in accordance with the definition of the term “officers” in the Companies Law.

c.
Accordingly, this Compensation Policy is intended to set the compensation terms of the Officers serving in the Company as of the ~~applicability date~~ Applicable Date, and as such as will be from time to time, including:

a)	Members of the BOD;

b)	The CEO

c)	The deputy CEO, vice presidents (chief officers) and/or other Company Officers (collectively the “Company’s Officers” or the “Officers”)

1.9.
The Compensation Policy, its principles and parameters shall not be construed as establishing any right for Company Officers and/or any other third party with respect to the Company. The Company Officers’ rights with respect to the Company will be determined and defined only in accordance with the provisions of the law, the employment agreements, the compensation plans and other agreements that will be signed, as such will be signed, with the Company Officers.

Chapter 2 – The Compensation Components

2.	The components of the Company’s Compensation Policy

2.1.
The Compensation Policy for the Officers is composed of several components that combined to form an overall compensation appropriate for the Officers, in accordance with their duties and their contributions to the Company.

2.2.	The Compensation Policy includes the following components:

a.
Base Salary – this component consists of a monthly salary (in gross terms) or fixed monthly management fees, which correlates to the Officer’s education, skills, expertise, professional experience and takes into consideration his achievements, jobs, areas of responsibility and previous wage agreements.

b.
Social and Fringe Benefits – including pension savings, severance pay, disability insurance, vacation, sick leave, recreation pay, continuing education savings, reimbursement of expenses, use of a company car, mobile phone, etc.

c.	Variable Rewards in cash (Bonus) – designed as in incentive for Officers to promote and achieve the Company’s goals in the medium and long term.

d.
Equity-Based Compensation – designed to create a link between actions that lead to maximizing the value of the Company’s shares over time and the reward given to the Officers for this maximizing, such that the link aligns the Officers’ interests with the interests of the Company’s shareholders and contributes to the Officers’ motivation and the Company’s ability to retain quality Officers.

e.
End of service terms – designed to arrange the terms at the end of the Officers’ service at the Company, including in order to anchor the rights and obligations of the Company and the Officers toward one another.

f.
Provisions to protect Officers – include exemption, indemnification and responsibility insurance for Officers, and are designed to enable the Company to retain and recruit Officers suitable for serving in the Company, in light of the Officers’ personal exposure to the consequences of actions undertaken in the framework of their jobs at the Company.

2.3.
Unless otherwise noted, the parameters for the fixed components[1] in the compensation relate to an Officer employed in a fulltime position. If the relevant Officer is not a salaried employee and/or is not employed fulltime, the requisite adjustments must be made.[2] Thus for example, if an Officer is an independent contractor who provides the Company with services and is paid based on a tax receipt, the requisite adjustments will be made such that the cost to the Company will not be higher than the cost if the worker were a salaried employee.

2.4.
The following policy rules concerning each of the Officers’ compensation components set an upper or lower limit in certain instance, for the compensation component, based on certain criteria. It is important to note that the Company is not obligated to grant the Officer all the components detailed in this Compensation Policy and is not obligated to grant the maximum or minimum rate set for each of the components, as relevant.

2.5.
The Compensation rules do not relate to various benefits whose value is not significant and which the Company grants to its workers. These benefits include: parking, newspaper subscriptions, Internet access, clothing, holiday gifts, etc., and the Company will not be restricted in this regard.

1          The fixed components in the Compensation Policy refer to the Base Salary and to the Social and Fringe Benefits.
2          The above notwithstanding, the value of car use, mobile phone use and the advance notice period to which the Officer is eligible will not be adjusted to the actual scope of the Officer’s position.

3.	Base Salary[3]

3.1.	Directors’ compensation

The Company’s serving Directors, who are not employed by the Company and do not receive a salary as employees will be eligible for annual compensation, compensation for participating in board meetings (including in decisions in writing or via telephone) and reimbursement of expenses, all in accordance with the provisions of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000, and as such will be amended from time to time (“Compensation Laws”). The sum of the compensation, in accordance with the Compensation Laws, will be in keeping with the level of the Company’s equity (whatever this will be from time to time).

3.2.	Maximum monthly base salary

Officer	Maximum monthly base salary (gross) in NIS	Scope of position[4]
Active Chairman of the Board[5]	100,000	~~100%~~ As may be Required
CEO	95~~75~~,000	100%
Deputy CEO, vice presidents and other Officers[6]	55,000	100%

3.3.	Linkage to the index

The ceiling of the base salary will be linked to the increase in the cost-of-living index that is published every month by the Central Bureau of Statistics.7

3.4.	Comparison to the market - benchmark

In order to set the base salary when a new Officer is hired for the Company (“a new Officer”), or upon the approval of new terms of service and/or employment for an existing Officer, the Company’s BOD will, if necessary and in accordance with the BOD’s discretion, refer to the existing salary structure at the Company and, if the BOD considers it appropriate, to a survey of comparative data on the accepted salary for similar positions (as much as possible) (“salary survey”).

If the BOD decides to conduct a salary survey, the characteristics of the companies in the salary survey for the purpose of conducting the said comparison will be: a) technology companies, with a preference for those involved in the electronics industry; or b) public companies with a market value similar to that of the Company; or c) companies with revenues similar to those of the Company (severally and separately: the “sample companies”). In the event that the sample companies do not have a position identical to that of the Officer, the Company may conduct the comparative data survey of the employment terms of officers with similar seniority and/or a similar position (as much as possible) among other public companies (whose characteristics are not necessarily consistent with a), b) and c) above in this paragraph).

[3]	The base salary is in terms of gross salary and does not include social and fringe benefits.
[4]	If the Officer is employed less than fulltime, the ceiling for the monthly salary will be adjusted in accordance with the actual scope of the position.
[5]
An active chairman of the board is a chairman of the board who proves services to the Company that are supplementary to the services he grants the Company in his capacity as a member of the Company’s BOD (including his position as chairman of the board).

[6]	Officers, if and inasmuch as these will be in the future, who are not chairman of the board, CEO, deputy CEO or vice president (“other officers”).
[7]
The base index for calculating the linkage of the compensation elements in accordance with this Compensation Policy will be the index published at the time of the approval of the Compensation Policy by the Company’s BOD.

3.5.	Updating the base salary

From time to tome the Company’s Compensation Committee and BOD may update the base salary paid to an Officer of the Company, in accordance with the parameters set by this Compensation Policy, including in consideration of his education, skills, expertise and professional experience, as well as the Officer’s achievements, his position, areas of responsibility and previous wage agreements that have been signed with him.

3.6.	The Company’s Officers (apart from the Directors who are not employed by the Company in additional positions) will be eligible for social and fringe benefits as detailed in section 4, below.

4.	Social and fringe benefits

4.1.	Pension contributions

The Company will contribute each month to a life insurance and long-term disability insurance plan, a pension fund or a provident pension fund, or to a combined life insurance, disability and provident pension fund (the “Plan”), in accordance with the relevant Officer’s choice, and will undertake the contributions to the compensation, severance pay and disability funds in accordance with the plan chosen, in compliance with the law and considering the custom in the market sector of the Company’s operations and the Company’s policy in this matter. The contributions will be subject to Section 14 of the Severance Pay Act. The basis for the contributions will be up to 100% of the base salary.

4.2.	Contributions to continuing education funds

To the extent that the Officer’s terms of employment include contributions to a continuing education fund, the Company will undertake the contributions to the continuing education fund, in accordance with the Officer’s choice, in compliance with the law and considering the custom in the market sector of the Company’s operations and the Company’s policy in this matter. The basis for the contributions to a continuing education fund may be the full base salary.

4.3.	Sick leave and sick pay

The Company’s Officers will be eligible for full pay for sick days starting from the first day.

4.4.	Recreation pay

The Company’s Officers will be eligible for recreation pay at the maximum rate, in accordance with the law.

4.5.	Annual vacation

a.
Each of the Company’s Officers will be eligible for annual vacation[8] amounting to no less than the minimum number of days established by the Annual Vacation Law 5711-1951 (the “Annual Vacation Law”) and the extension order for the metals, electricity and electronics industry and will not exceed the total maximum days specified in the table below for each work-year, as defined in the  Annual Vacation Law, in the year he serves in his position:

8          Vacation days are calculated based on a 5-day work week.

Officer	Maximum total number of days* (in terms of work days)
Active Chairman of the Board, CEO	24
Deputy CEO, vice presidents and other Officers	24

* Including the right to be absent for “optional days”

b.	If the Officer does not serve in his position for a full work-year, the maximum number of vacation days for which he is eligible (in terms of work days) will be adjusted in accordance with the law.

c.	An Officer at the Company may accrue vacation days that he is not obligated to use under the Annual Vacation Law up to the limit set by the law (the “cumulative ceiling”).

d.
Throughout the duration of the Officer’s service and subject to the Company’s approval or to the provisions of the Officer’s employment agreement and subject to the law, the Officer may redeem the vacation days that he has accrued.

e.	Upon the completion of his service at the Company, an Officer may redeem the vacation days he has accrued.

4.6.	Company car

The Company may provide a car for the personal use of an Officer and cover the costs of the use and maintenance of the car. The Company will not gross up the value of this benefit and the Officer will bear the cost of the income tax. The type of car provided to an Officer will be in keeping with his position, as follows:

Officer	Car price ceiling (NIS9)
Active Chairman of the Board	Up to NIS 300,000
CEO	Up to NIS 250,000
Deputy CEO, vice presidents and other Officers	Up to NIS 180,000

4.7.	Mobile phone

The Company may provide Officers, excluding Directors, with a mobile phone and bear all the accompanying costs. The Company will not gross up the value of this benefit and the Officer will bear the cost of the income tax.

4.8.	Reimbursement of expenses

a.
An Officer at the Company is eligible for the reimbursement of the customary and accepted types of expenses in the Company’s business sphere, including the cost of hosting guests in Israel and abroad, travel and parking expenses, etc. that are reasonable in the relevant circumstances, considering the Officer’s position, the scope of each expense and its necessity, and the provisions of the Company’s reimbursement of expenses procedures (including obtaining approval in advance, if required); subject to the said expenses being incurred in the framework of the Officer’s fulfilling his duties in connection with the Company’s operations and for the purpose of promoting its interests.

9          The car price ceiling will be linked to the Cost of Living Index.

b.
In accordance with the Company’s petty cash procedure and reimbursement of expenses procedure, every Officer is obligated to submit original receipts to the Company’s accountant in order to receive reimbursement for expenses incurred on the job.

4.9.
If the Officer provides services to the Company as an independent contractor, or via a management company he controls, the BOD has the authority to grant the Officer the fringe benefits detailed in clauses 4.3-4.8 above (as relevant in each case), which will be added to the management fees.

5.	Bonuses

5.1.
The Company may grant the Officers bonuses based on financial results or based on other measurable parameters, as well as other bonuses in accordance with the Company’s discretion (and subject to the provisions of the law and the obtaining of the requisite approvals). Such bonuses will be in accordance with the Company’s bonuses policy, which reflects the Company’s risk management policy and whose objectives are: to promote the improvement of the Company’s business conduct and profitability; to achieve the Company’s long-term goals; to increase the Officers’ satisfaction and motivation; to increase each Officer’s contribution to achieving the Company’s goals and maximizing its profits, all with a long-term view and considering the Officer’s position; and the correlation of some of the Company’s compensation costs to its financial performance.

5.2.	Annual Bonus Plan

a.	Each year, after receiving a recommendation from the Compensation Committee, the BOD may approve an Annual Bonus Plan for the Company’s Officers (the “Annual Bonus Plan”);

b.
The Annual Bonus Plan will be based upon at least 2 pre-defined measurable criteria such as: pre-tax profit, net profit, gross profit, operating profit, EBITDA, sales, positive cash flow, capital raising for the company, or any other measurable financial criteria, amount of work accidents, yield, time compliance (customer order execution) (collectively, the “Criteria”), such that the Criteria with the highest rate (as set forth in Section 5.2.c below) shall be based on data from the Company's income statement.

c.	The percentage of each Criteria comprising the Bonus shall not exceed 50%.

~~d.~~
~~Each year the Annual Bonus Plan will set the target bonus for the Officers. The target bonus for each Officer will be in terms of a ratio of the Company’s anticipated profits (if such are anticipated) before taxes (and before the distribution of bonuses), as approved in the Company’s annual (consolidated) budget for that year, as follows:~~

~~Officer~~	~~Target bonus (ratio of the pre-tax consolidated profit)~~
~~Active Chairman of the Board, CEO~~	~~Up to 2% of the profit~~
~~Deputy CEO, vice presidents and other Officers~~	~~Up to 1% of the profit~~

d.
With respect to each of the Criteria, the Company will set the targets for that year (the "Targets"), such that a minimum target for each Criteria shall be set, under which the officer will not be eligible for a bonus for such Criteria (the “Threshold Conditions"). The CEO of the Company may determine the Targets of the officers reporting to the CEO, while the CEO's or the (active) Chairman's Targets shall be determined by the Compensation Committee and Board of Directors.

e.
Personal Assessment – the Company may add to the yearly bonus for which an officer is entitled (in accordance with meeting the Targets as set in each of the Criteria) an amount of up to 30% of the bonus, at the discretion of the Company’s CEO (with respect to the officers reporting to the CEO, except for the CFO); subject to the discretion of the Company CEO and the Chairman of the Audit Committee (with respect to the CFO); and subject to the discretion of the Compensation Committee and the Company’s Board of Directors (with respect to the CEO), provided, that the total amount of the annual bonus granted under the Annual Bonus Plan does not exceed the annual bonus cap. Notwithstanding the above, to the extent that the CEO is paid a Discretionary Bonus in accordance with Section 5.3 below, the amount of the Discretionary Bonus, shall not exceed 3 monthly salaries.

~~c.~~
~~The Annual Bonus Plan will be based on a combination of three elements, as follows: (a) Company Performance Measure – which will be based on the Company’s actual profits before taxes (and before the distribution of bonuses), in accordance with the Company’s consolidated annual financial statement for that year (the “Company Performance Measure”); (b) Individual Performance Measure of the relevant Officer (“Individual Performance Measure”); (c) Discretionary bonus.10~~

~~d.~~	~~The ratio of each element in the target bonus will be as follows:~~

~~Element~~	~~Ratio of target bonus~~
~~Company Performance Measure~~	~~50-100%~~
~~Individual Performance Measure~~	~~0-50%~~
~~Discretionary bonus~~	~~0-20%~~

~~e.~~
~~The threshold condition for eligibility for a bonus under the Annual Bonus Plan (the “Annual Bonus”) will include at least two of the following threshold conditions: (a) minimum sales from solo manufacturing (“minimum sales”); and (b) minimum (consolidated) pre-tax profits (“minimum profits”).~~

~~f.~~	~~Each year the Company’s BOD will set the following in advance, after receiving the Compensation Committee’s recommendations:~~

~~a)~~	~~The target bonus for each Officer (as a ratio of the pre-tax profits approved in the Company’s budget for that year, and no more than the ratio in clause 5.2.b, above);~~

~~b)~~	~~The minimum sales and minimum profits for the purpose of setting the threshold conditions for that year;~~

~~c)~~	~~The Individual Performance Measure and the ratio of the Individual Performance Measure for each Officer;~~

~~d)~~	~~The ratio of the Discretionary Bonus for each Officer;~~

~~10          Relative to the CEO (who is not a controlling shareholder) – the discretion will be in the hands of the BOD.~~

f.	The date of the Annual Bonus will be shortly after the approval of the Company’s Consolidated Financial Statements for the end of the calendar year for which the bonus is being granted.

g.	The Bonus Ceiling

~~a)~~	~~Under no circumstances will the sum of the Annual Bonus paid to all the Company’s Officers, in accordance with the Annual Bonus Plan exceed NIS 1,500,000 in a single calendar year.~~

~~b)~~	~~The annual ceiling for the annual bonus for each of the Officers (the “Bonus Ceiling”) will be NIS 300,000.~~

~~c)~~	~~Any results-based bonus balance beyond the Bonus Ceiling will be erased and will not entitle the Officer to any future rights.~~

The annual limit for the amount of the grant, based on the Annual Bonus Plan (the “Bonus Ceiling"), shall be for each of the officers as follows:

	CEO and Active Chairman of the Board	Company’s Officers
Grant Ceiling	Up to 9 Salaries	Up to 6 Salaries

~~d)~~

h.	Eligibility for a results-based bonus for partial employment period

a)
If any of the Officers ceases to serve in his position before the end of the calendar year, the ratio of the Officer’s eligibility for the Annual Bonus will be adjusted for the number of months in which he served as an Officer in the Company, relative to a full calendar year (“Partial Annual Bonus”). Note: The ceiling for the Partial Annual Bonus will likewise be adjusted (linearly, based on the number of full months).

b)	The payment of the Partial Annual Bonus will be made only after the approval of the Company’s Consolidated Financial Statements for the calendar year for which the Annual Bonus is being granted.

c)
All of the above notwithstanding, if the Officer ceases to serve in his position for reasons that render him ineligible for severance pay – he will lose his eligibility for a Partial Annual Bonus and any sum not yet paid to him in respect of the bonus will be forfeited by the Company.

5.3.	Discretionary Bonus for the CEO

a.
Once a year the Company may grant the CEO a bonus that will not exceed the sum of three (3) monthly salaries, in gross terms, based on approval ~~a recommendation~~ by the Compensation Committee and the Board of Directors, which will relate, inter alia, to criteria that are not financial and are not measurable; to the Officer’s long-term contribution and his performance in the year for which the bonus is being granted~~, and subject to the approval of the Company’s BOD~~.[11]

b.	The CEO will be eligible for a Discretionary Bonus only if he has served in this position for at least two (2) full quarters in the calendar year for which the bonus is being granted.

11          If the CEO is a controlling shareholder or his relative, additional approvals will be required in accordance with the law.

c.	The payment of the Discretionary Bonus only after the approval of the Company’s periodic report for the end of the calendar year for which the Discretionary Bonus is being granted.

d.
If the CEO received an Annual Bonus and a Discretionary Bonus in a single calendar year, the sum of the Discretionary Bonus will be adjusted such that the combined total of the two grants paid to the CEO will not exceed the ~~results-based~~ Bonus Ceiling set for Officers in clause 5.2.g~~h(b)~~, above.

5.4.	Bonuses for Officers subordinate to the CEO

a.
Without detracting from the Company’s right to grant results-based bonuses, as detailed in section 5.2 above, note that, subject to obtaining approval from the Compensation Committee and the BOD, the Company will have the right to grant bonuses of any type to Officers subordinate to the CEO, including financial results-based bonuses (including such as are not in accordance with the provisions of section 5.2 above); bonuses based on other measurable parameters; and other bonuses in accordance with the Company’s discretion that are not based on measurable criteria, up to the Bonus Ceiling set in clause 5.2.g.~~h(b)~~, above.

b.	These bonuses will be granted to the Officers subordinate to the CEO based on the considerations specified in this Compensation Policy above.

c.
If an Officer subordinate to the CEO received an Annual Bonus and a Discretionary Bonus in a single calendar year, the sum of the Discretionary Bonus will be adjusted such that the combined total of the two grants paid to the Officer will not exceed the results-based Bonus Ceiling set for Officers in clause 5.2h(b), above.

5.5.	Recovery of sums paid in error

Officers will sign a commitment according to which if it turns out that one of them received an overpay of any of the grants detailed above or received a results-based bonus based on data that turn out to be erroneous and were presented anew in the Company’s audited financial statement (the “surplus amount”), the Officer will return the surplus amount, on the condition that the error is discovered within three (3) years from the date the Officer received the bonus. The manner in which the surplus amount will be returned to the Company, including payment in installments, the dates of such installments, linkage, etc. will be determined by the Company’s Compensation Committee and BOD.

5.6.	BOD discretion in reducing a bonus

The Company’s BOD will have the right to reduce any of the bonuses for which an Officer is eligible, subsequent to a substantial deterioration in the Company’s financial situation or subsequent to substantive dissatisfaction with the functioning of the relevant Officer who is eligible for any of the said bonuses, up to a ratio of 25% of the bonus.

5.7.	Officers will not be eligible for any social benefits in respect of any bonus they receive.

6.	Equity Based Compensation

6.1.
The Company may grant Directors and Officers serving at the Company compensation based on securities in order to promote improvement in commercial processes and the Company’s long-term profitability, to increase the Officers’ sense of solidarity with the Company and with its operations, in increase the Officers’ satisfaction and motivation and retain the high quality Officers at the Company in the long term.

6.2.
Accordingly, the Company can offer Officers to participate in a plan for the allocation of options for shares in the Company (the “Options Plan” and ~~the~~ “Equity Grant”), considering, among other things, their education, skills, expertise, professional experience, positions and areas of responsibility of each of the said Officers. The Options Plan will be defined and implemented such that it will comply, as much as possible, with the provisions of Section 102 of the Income Tax Ordinance (New Version) 5721-1961 (as much as possible and subject to the Company’s discretion, in the capital gains track).

6.3.
~~The ratio of the Equity Grant that can be held by all the Officers in the Company at any given time will not exceed 10% of the Company’s share capital that has been issued and redeemed, after full dilution.~~ The maximum dilution with respect of the securities granted under the Option Plan, during the period of this Compensation Policy, shall not exceed 10% of the fully diluted basis share capital of the Company at the Equity Grant, taking such Equity Grant into account.

6.4.	The Options Plan will include the following terms

a.
The vesting period for the Equity Grant will be spread over at least three years, in keeping with a division into tranches: The first tranche of the Equity Grant will vest and be exercisable after at least 12 months from the date of its granting, and the final tranche of the Equity Grant will vest and be exercisable after at least 36 months from the date of its granting.

b.
The exercise price of the options will be set in accordance with the decision of the Compensation Committee and the Company’s BOD. Note: ~~no e~~ Exercise prices will be set “in the money” nor will there be exercise prices that reflect a discount relative to the Share Price (as defined below) close to the date of the granting of the options. Accordingly, the exercise price will be calculated on the basis of the average share price on the stock exchange as of the date of the Board of Directors' decision on the matter and shall not be less than such average calculation in the period of 30 days prior to the date of grant of the said options (the “Share Price").

c.	The Options Plan may allow for the exercising of the options on the basis of the benefit element (cashless exercise)

d.
The Company may include mechanisms in the Options Plan, including commonly accepted adjustments in the event of the distribution of benefit shares, a rights issue, the disbursement of dividends, changes in the Company’s capital, structural changes in the Company, etc.

e.
The value of the options benefit on the date of their granting for each year of vesting (based on annual average over the vesting period) will not exceed 30% of the relevant Officer’s annual base salary (as defined in clause 2.2, above).

f.	Ceiling on the value of the exercising of the options

Following consideration of this matter, the Company’s Compensation Committee and BOD have decided not to set a ceiling on the value for the exercising of the options, since the Company believes that the said ceiling does not serve the Company’s objectives and does not enable the Company to maximize the advantages inherent in the use of the shares-based equity compensation tool, among other things, as a means to incentivize Company Officers to maximize the Company’s profits and the value of its shares, by strengthening the alignment of the Officers’ interests and those of the shareholders, with a view to the long term.

g.
The Company may include “acceleration mechanisms” in the Options Plan, that will facilitate the immediate eligibility to exercise the options, in the event of (1) a change in the control of the Company; (2) a merger, acquisition, reorganization of the Company with or into another company, when the Company is not the surviving company; (3) the sale of all or a significant part of the Company’s property or shares, apart from in the framework of a public offer. In addition, the Company’s BOD may include “partial acceleration” in the Options Plan, for special circumstances, when an officer who is not a controlling shareholder is dismissed, apart from when the dismissal is based on grounds that disqualify the said Officer from being eligible for severance pay. In the event that the Company does not include such mechanisms, and an Officer ceased serving the Company before the expiration of the options allocated to him, all the options that have not yet been exercised will expire will not acquire the Officer any rights.

7.	Arrangements for the completion of service

7.1.	Advance Notice

The Company’s Officers, apart from Directors, will be entitled to Advance Notice prior to the termination of their employment at the Company (“Advance Notice Period”). The Advance Notice Period will not exceed the number of months specified below:

Officer	Maximum advance notice period
Active Chairman of the Board, CEO	Up to 6~~3~~ months
other Officers	Up to 3 months

During the Advance Notice Period the Officer will be required to continue to fulfill his duties, unless the Company’s BOD (with respect to the Chairman of the Board or CEO) or the Company’s CEO (with respect to an Officer who is not a Director or CEO) decides to release him from that obligation, and he will be entitled to the rest of the terms of his service and employment without any changes.

8.	Ratio of fixed elements to variable elements

The ratio between the annual cost of the fixed elements and the annual cost of the variable elements for the Company’s Officers, as set down in the framework of this Compensation Policy is as follows:

Officer
	Ratio of the fixed elements[12] to the total Compensation (%)	Ratio of the variable elements[13] to the total Compensation (%)
Active Chairman of the Board	45~~65~~-100	0-~~35~~55
CEO	45~~61~~-100	0-~~39~~55
Deputy CEO, Vice Presidents and other Officers	52~~57~~-100	0-~~43~~48

The process of the adoption of the Compensation Policy included the examination of the ratio between the fixed elements and the variable elements, as part of the examination of the proposed structure of the Compensation Policy. After this examination, the Compensation Committee and the Company’s BOD are of the opinion that the said ratio is a fair expression of the Company’s concept concerning the necessary balance between creating appropriate incentives for the Officers, based on their performance, and the Company’s risk management policy as well as aligning the interests and creating an appropriate link between the Officers’ compensation and the yield for the Company’s shareholders.

12          The total fixed elements include the base salary, social benefits, fringe benefits and employers National Insurance Institute payment. The calculation is done on the assumption that for each of the elements the Officer will be paid the maximum sum to which he is entitled in accordance with this Compensation Policy.
13          The total variable elements include bonuses (on the assumption that the Officer is granted the overall maximum allowable in accordance with the Compensation Policy, as detailed in clause 5.2.~~h(b)g~~ above) and a capital grant (partial for calendar year).  The calculation is done on the assumption that for each of the elements the Officer will be paid the maximum sum to which he is entitled in accordance with this Compensation Policy.

9.	Ratio between the Officers’ compensation and the Company employees’ salaries

9.1.
The Compensation Committee and the Company’s BOD examined the ratio between the terms of service and the employment of the Officers and the salaries of the remainder of the employees, including contract workers employed by the Company, and specifically the relationship to the average and mean salaries of all these employees, with a focus on the influence of the gap between them on the labor relations at the Company, based on the assumption of the payment of the maximum base salary, the payment of 100% of the maximum bonuses that can be granted under this Compensation Policy, and assuming maximum Equity Grant value in one vesting year.

Accordingly, the ratios are as follows:14

Position	Relationship to the average salary of the Company’s employees	Relationship to the mean salary of the Company’s employees
Active Chairman of the Board	22~~17~~	25~~19~~
CEO	22~~14~~	25~~15~~
Deputy CEO, Vice Presidents and other Officers	15~~11~~	20~~12~~

9.2.
The Compensation Committee and the Company’s BOD determined that the relationships are reasonable considering the size of the Company, the nature of its operations, the responsibility borne by each of the Officers at the Company, the mix of human resources employed by the Company, the number of employees and their occupations, and determined that these relationships will not negatively influence the labor relations at the Company.

10.	Indemnification, Exemption and Insurance of Directors and Officers

10.1.
The Directors and Officers may grant the Officers an exemption, indemnification (in advance and/or after the fact) and a Directors and Officers insurance liability policy (respectively “exemption,” “indemnification” and “liability insurance”), subject to the requisite approvals under the Companies Law.

10.2.	Insurance

The Company pay purchase insurance policies, including Run Off policies, to cover the liability of the Directors’ and Officers’ serving and who will serve at the Company from time to time, including Directors and Officers who are controlling shareholders or their relatives, based on the following policy terms:

a.	The coverage that can be granted each Officer under the insurance policy will not exceed a total sum of US$15 million per insurance event and per period.

b.
Each policy that will be purchased can include both insurance for the Company itself (“Entity Coverage”) for suits under the Securities Law, whether such suits are filed against the Company alone or against the Company and against Directors and Officers.

14          In practice, the will likely be a different ratio in the event that one or more of the compensation components is below the maximum.

c.	The annual insurance premiums that will be paid by the Company for the insurance period for any particular year will not exceed US$~~200~~400,000.

d.
Each policy that will be purchased can also include liability coverage for the Directors and Officers for issuing new securities. If such supplementary coverage is included, the supplement to the annual premium for that coverage will not exceed 60~~40~~% of the cost of the premium for that year.

e.
The amount of the Deductible that will be set in the framework of each policy that is purchased is likely to be zero for the Directors and Officers and a different commonly accepted sum for the Company.

f.
The terms of this insurance policy will be identical for Directors and Officers, including Directors and Officers who are among the controlling shareholders or their relatives, should they be serving at that time, apart from the commonly accepted exclusions in this type of policy with respect to the controlling shareholders.

g.
In the event of an insurance event, the order of payments under the policy will be as follows: (a) Payment to Directors and Officers; (b) payment to the Company for any sum the Company is required to pay to Directors and Officers in accordance with the letter of indemnification given to them; (c) payment to the Company.

h.
The Company may bring the specific terms of the insurance policy for the approval of the Compensation Committee alone. Such approval will be subject to compliance with the principles detailed above in this section, with a focus on the conditions prevalent in the insurance market at the time of the purchase of the policy, as long as such policy is consistent with the market conditions and is not liable to substantively impact the Company’s profitability, property or obligations.

10.3.	Indemnification

a.
The indemnification that can be granted to every Officer can be determined in advance or after the fact, for events that will be set interior design the Company’s BOD and will be detailed in the letter if indemnification given to the relevant Officer; or (ii) $3,000,000.

b.
The sum of the indemnification for all Officers will not exceed the higher of: (i) the value of 25% of the Company’s net equity according to the audited or reviewed financial statement known at the time the request for indemnification was submitted.

11.	Updating of employment terms

Notwithstanding the above Compensation Policy, it is hereby clarified that:

11.1.	Non-substantive change to the employment terms of an Officer subordinate to the CEO[15]

The Company may implement a non-substantive change in the employment terms of an Officer subordinate to the CEO without obtaining the approval of the Compensation Committee, as long as the following conditions are met (aggregately):

a.	The change is approved by the Company’s CEO.

15          If an Officer subordinate to the CEO is a controlling shareholder or his relative, the implementation of the non-substantive change in his employment terms will require additional approvals as required by law.

b.	The terms of service following the change are consistent with the Compensation Policy.

In this clause, “non-substantive change” = (a) A change in the compensation whose financial cost to the Company is up to (and including) 10% of the cost of the employment of the Officer subordinate to the CEO before the change; (b) Grant/s whose total sum does not exceed 2 monthly salaries (in gross terms) annually of the Officer subordinate to the CEO – all subject to the ceilings set down in the Compensation Policy.

11.2.	Renewal/extension of the contractual agreement with the Company’s CEO

The Company may renew or extend the contractual agreement with the Company’s CEO, with respect to the terms of his service and employment, without obtaining approval from the General Assembly of the shareholders,16 as long as the following conditions are met (aggregately):

a.
The renewal or extension of the contractual agreement concern terms of service and employment that are not better than those in the previous contractual agreement, or if there is no real change in the terms and the remainder of the pertinent circumstances;

b.	The terms of service and employment are consistent with the Company’s Compensation Policy and the previous contractual agreement was approved under section 272(c1) of the Companies Law.

11.3.	Approval of the contractual agreement with the CEO/Director until the date of the next General Assembly

The company may enter a contractual agreement with the Company CEO or with a Director, concerning the terms of his service and employment, without the need to obtain the approval of the General Assembly of the shareholders, concerning the period from the date of the contractual agreement until the closest General Assembly, if all of the following conditions are met:

a.	The terms of service and employment were approved by the Compensation Committee and the BOD in accordance with sections 272(c1)(1) and 273(a) of the Companies Law, as relevant;

b.	The terms of service and employment are consistent with the Company’s Compensation Policy;

c.
The terms of service and employment are not better than the terms of service and employment of the previous CEO or no real changes between the two contractual agreements and the remainder of the pertinent circumstances, including the scope of the employment.

12.	Miscellaneous

12.1.
Subject to the provisions of the law, nothing in this Compensation Policy will detract from the validity, nor add to the provisions of previous agreements between the Company and the Company’s Officers in connection with the principles or compensation terms that were approved before the approval of this Compensation Policy or any that preceded it.

16          If a CEO is a controlling shareholder or his relative, the renewal or extension of will require additional approvals as required by law.

12.2.
It is hereby clarified that nothing in this policy shall be construed as detracting from the directives of the Companies Law and/or the Company’s article of association concerning the manner of the approval of the contractual agreement with any of the Officers concerning their service and employment.

12.3.
If after the approval of the Compensation Policy, the law and/or the regulations and/or court orders and/or guidelines and/or statements by the Israel Securities Authority set lenient terms with respect to the Compensation Policy, including with respect to the required approvals, the restrictions and/or threshold terms necessary for inclusion in the Compensation Policy as of the date of its approval, such lenient terms will be considered as included, as if they were stated in the framework of the Compensation Policy from the outset.

12.4.
From time to time a Company Director will examine the Compensation Policy and the need for its adjustment, if there are substantive changes in the circumstances that existed when the Compensation Policy was set, or for other reasons as he sees fit.

Exhibit B
Eltek Ltd.
Amended Indemnity Agreement

FORM OF DIRECTOR AND OFFICER INDEMNITY AGREEMENT

DIRECTOR/OFFICER INDEMNITY AGREEMENT (this “Agreement”), dated as of ___________________, between Eltek Ltd., an Israeli company (the “Company”), and ______________________________ [insert name of director/officer], the _____________________________ [insert position of the director/officer] of the Company (the “Indemnitee”).

WHEREAS,	Indemnitee is a director and/or officer of the Company;

WHEREAS,	the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its directors and officers to the fullest extent permitted by applicable law;

WHEREAS,
the Company’s Audit Committee , the Board of Directors and Shareholders, have approved the terms of this Agreement and have authorized the Company to enter into an agreement containing such terms with the Indemnitee, as required under the applicable provisions of Israeli law; and

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

1.1.
Without derogating from the Company’s right to indemnify the Indemnitee retroactively pursuant to its Articles of Association, the Company hereby agrees and undertakes, subject to the limitations specified in the Company’s Articles of Association and Sections 2, 3 and 6 herein, to indemnify the Indemnitee to the fullest extent permitted by applicable law from time to time, for any liability and expense specified in Sections 1.1.1-1.1.5 below (the “Indemnifiable Expenses”), that may be imposed on him in his capacity as an Office Holder, as such term is defined in the Companies Law, 5759–1999 (the “Companies Law”), or due to any event or occurrence related to the fact that Indemnitee is or was an Office Holder, agent or fiduciary of the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder or an agent or fiduciary, at the request of the Company or any subsidiary of the Company:

1.1.1.
A monetary liability imposed on the Indemnitee by a judgment in favor of another person, including a judgment imposed on him in a compromise or in an arbitrator's decision that was approved by a court, with respect to any act or omission of the Indemnitee specified in Schedule A hereto (the “Indemnifiable Events”).

1.1.2.
Reasonable trial expenses, including advocates' fees, incurred by the Indemnitee, in consequence of an investigation or procedure conducted against him by an authority, competent to conduct an investigation or procedure, and which was concluded without an indictment against him, and without any monetary obligation imposed on him in lieu of a criminal proceeding which ended without an indictment against him, but with a monetary obligation imposed on him in lieu of a criminal proceeding, for an offense that does not require proof of criminal intent or in connection with a monetary penalty; in this paragraph –

“Concluding a procedure without an indictment on a matter on which a criminal investigation was begun”- means closing the case under section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 (in this subsection: “the Criminal Procedure Law”), or a stay of proceedings by the Attorney General under section 231 of the Criminal Procedure Law.

“Monetary obligation in lieu of a criminal proceeding"- a monetary obligation imposed under law in lieu of a criminal proceeding, including an administrative fine under the Administrative Offenses Law, 5746-1985, a fine for an offense designated a Finable Offences under the provisions of the Criminal Procedure Law,  a monetary composition or a forfeit;

1.1.3.
Reasonable legal expenses, including advocates' fees, which the Indemnitee incurred or for with which he was charged by a court, in a proceedings brought against him by the Company, in its name or by a third party, or in a criminal prosecution in which the Indemnitee was found innocent, or in a criminal prosecution in which the Indemnitee was convicted of an offense that does not require proof of criminal intent; in this paragraph –

“Third Party” - including an occasion of a claim brought against the Indemnitee by way of a derivative action.

1.1.4.	Reasonable legal expenses, including advocates' fees, incurred by the Indemnitee, as a result of an administrative enforcement proceeding instituted against him in relation to:

1.1.4.1.	Infringements that may result in imposition of financial liability pursuant to the provisions of Chapter 8-C under the Securities Law, 5728-1968 (the “Securities Law”);

1.1.4.2.	Administrative infringements pursuant to the provisions of Chapter 8-D under the Securities Law;

1.1.4.3.	Infringements pursuant to the provisions of Chapter 9-A under the Securities Law; or

1.1.4.4.	Infringements pursuant to the provisions of Part 9, Chapter 4, Article 4 of the Companies Law.

1.1.5.	Payments to an injured party of infringement under Section 52BBB(a)(1)(a) of the Securities Law.

1.2.
The Company undertakes to indemnify all Office Holders in a total aggregate amount which shall not exceed the higher of (a) twenty five percent (25%) of the net value of the Company (after deduction of any indemnification amounts), according to its audited or reviewed financial consolidated statements that were approved prior to and near the date of actual payment under this Agreement or (b) US$ 3,000,000 (the “Liability Cap”).

1.3.
If the Indemnifiable Expenses that the Company shall be required to pay exceed the Liability Cap, the amount of the Indemnifiable Expenses or its balance thereof, as the case may be, shall be distributed among the Office Holders who are entitled to an indemnification, pro rata, to the full indemnification amounts which each of the Office Holders should have received.

1.4.
The Company shall not be obligated to pay any additional indemnification amounts beyond the Liability Cap, unless such additional indemnification amounts were approved by the Company’s organs that are authorized by law to approve such an incensement on the payment date of the additional amounts of indemnification, and subject to the Company's Articles of Association.

1.5.
The Company’s obligation to indemnify the Indemnitee and advance expenses in accordance with this Agreement shall be for such period as Indemnitee may be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative (the “Indemnification Period”), arising out of the Indemnitee’s service as an Office Holder, whether or not Indemnitee is still serving in such position.

1.6.
If so requested by Indemnitee, and subject to the Company’s reimbursement right set forth below, the Company shall and hereby undertakes to advance an amount (or amounts) required to cover Indemnitee’s reasonable Indemnifiable Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1above.

1.7.
The Company undertakes that as long as it may be obligated to provide indemnification and advance Indemnifiable Expenses under this Agreement, the Company shall make its best efforts to purchase and maintain in effect directors and officers’ liability insurance policy, providing coverage in amounts as determined by the Board of Directors of the Company in its sole discretion.

1.8.
It is hereby clarified that payment by the Company of any amount within the Liability Cap, shall not harm the Indemnitee’s right to receive insurance compensation with respect to Indemnifiable Events insured by an insurance company, which the Company shall receive from time to time, if received, in the scope of any directors and officers liability insurance policy.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION

2.1.
Subject to the provisions of the Companies Law and notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Indemnification Expenses to the Indemnitee or release the Indemnitee with respect to any of the following:

2.2.
Breach of Fiduciary Duty. A breach of the Indemnitee’s fiduciary duty, except, to the extent permitted under the Companies Law, for a breach of a fiduciary duty while the Indemnitee acted in good faith and had reasonable basis to assume that such act would not harm the Company’s interests;

2.3.	Breach of Duty of Care. A willful and intentional or reckless breach of the duty of care towards the Company, other than a breach committed solely by negligence;

2.4.	Personal Gain. An act committed by the Indemnitee with the intention to realize unlawful personal gain;

2.5.	A fine, civil penalty, monetary penalty or ransom imposed upon the Indemnitee;

2.6.	Administrative Enforcement Proceeding, excluding the Indemnification Expenses mentioned in section 1.1.4 and 1.1.5 above;

2.7.	Counterclaim. A counterclaim made by the Company or on its behalf in connection with a claim against the Company filed by the Indemnitee;

2.8.	Unlawful Indemnification. To indemnify an Indemnitee if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is unlawful;

2.9.	Non-cooperation. Non-cooperating Indemnitee, unwillingness to provide the Company with such information and cooperation as it may reasonably require.

3.	GENERAL LIMITATIONS ON INDEMNIFICATION

3.1.
If, when and to the extent that a final judicial determination is made, as to which all rights of appeal therefrom have been exhausted or lapsed, that the Indemnitee would not be permitted to be so indemnified as provided under this Agreement, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid.

4.	NO MODIFICATION.

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

5.	SUBROGATION.

In the event of payment of indemnification under this Agreement, the Company shall be entitled to all Indemnitee’s rights of recovery from third parties (up to the Indemnifiable Expenses actually paid), who shall execute all papers required and shall perform any act that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to sue in order to enforce such rights.

6.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee, to the extent Indemnitee has otherwise actually received payment (under any valid and collectable insurance policy or under a valid and enforceable indemnity clause or agreement (excluding this Agreement), or otherwise), other than for amounts which are in excess of the amount actually paid to Indemnitee (under such insurance, clause or agreement). Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or expense shall be repaid to the Company promptly upon receipt by Indemnitee.

7.	EFFECTIVENESS.

This Agreement shall be of full force and effect immediately upon its execution subject to the requisite Shareholders approval, which the Company shall endeavor to obtain.

8.	NOTIFICATION AND DEFENSE OF CLAIM.

8.1.
Promptly after receipt by Indemnitee of notice of a threat or the commencement of any action, suit or proceeding (including any proceedings by or against the Company and any subsidiary thereof), Indemnitee will notify the Company of the threat or commencement hereof (the “Notice Date”);

8.2.
The omission so to notify the Company will not relieve the Company from any liability unless and to the extent that such failure to provide notice materially prejudices the Company’s or Indemnitee’s ability to defend such action.

8.3.
Notice to the Company shall be directed in writing to the Chairman of the Board of Directors of the Company at the address shown on the signature page of this Agreement (or such other address as the Company shall designate in writing to Indemnitee) or if the Indemnitee is then the Chairman of the Board of Directors, such notice shall be directed to the Chief Executive Officer of the Company.

8.4.	With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without limitation of Sections 1.1 and 2:

8.5.	The Company will be entitled to participate therein at its own expense.

8.6.
Except in the event that there is a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action, suit or proceeding, to the extent that it may wish, the Company jointly with any other indemnifying party similarly notified will be entitled to assume the defense thereof.

8.7.
If the Company shall not inform the Indemnitee within 21 days as of the Notice Date, regarding its election to assume the defense for the Indemnitee or if the Indemnitee opposes his representation by the Company’s advocates due to a concern of conflict of interests, he shall be entitled to appoint an advocate on his behalf, provided that the advocates’ fee, shall be approved by the competent organs of the Company after examining its reasonableness, and all of the provisions of this Agreement shall apply accordingly, including expenses occurred in respect of the appointment of such advocate.

8.8.
The Company shall not be liable to indemnify the Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof except as provided above. Indemnitee shall have the right to employ its counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of the Indemnitee.

8.9.
The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid by the Indemnitee in settlement of any action or claim without the Company’s prior written consent. The Company will not unreasonably withhold its consent to any proposed settlement. The Company shall not settle any action or claim in any manner which would impose any excessive payment (beyond the Liability Cap) on the Indemnitee, penalty or limitation on the Indemnitee without the Indemnitee’s written consent, provided that the Indemnitee’s consent shall not be required if the settlement includes all of the following: a complete release of Indemnitee, does not contain any admittance of wrong-doing by Indemnitee, and is monetary only.

8.10.
In the case of criminal proceedings, the Company and/or its legal counsel will not have the right to plead guilty in the Indemnitee’s name or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its counsel will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without the Indemnitee’s written consent. However, the aforesaid will not prevent the Company and/or its counsel as aforesaid, with the approval of the Company, coming to a financial arrangement with a plaintiff in a civil proceeding without the Indemnitee consent so long as such arrangement will not be an admittance of a wrong doing not indemnifiable pursuant to this Agreement or impose any excessive payment (beyond the Liability Cap) on the Indemnitee.

9.	COOPERATION WITH THE COMPANY

The Indemnitee will cooperate with the Company and/or with any advocate, as stated above, and will comply, in a reasonable manner, as required of him, with all of the insurers’ instructions under any directors and officers liability insurance policy of which the Company and/or the Indemnitee shall obtain with regard to the defense of the Indemnitee; provided that the Company or the insurance company, as applicable, shall cover all of the Indemnitee’s expenses with regard to the proceeding so that the Indemnitee shall not be required to pay for himself, all subject to this Agreement.

10.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he may have under the Company’s Articles of Association or applicable law or otherwise.

11.	BINDING EFFECT.

The right to be indemnified under this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors. This Agreement shall continue in effect during the Indemnification Period, regardless of whether Indemnitee continues to serve as an officer or director of the Company or of any other enterprise at the Company’s request. The Company’s undertaking under this Agreement shall remain in full force and effect at all times, and shall continue to apply towards the Indemnitee after he ceases to serve as a director and/or officer with respect to the Indemnifiable Expenses which he accumulated during the time his served, and in his capacity as an director and/or officer.

For the avoidance of doubt, this Indemnification Agreement shall not be construed as an agreement for the benefit of a third party, including an insurance company. Furthermore, this Agreement shall not be assigned, and no insurer shall have the right to demand the participation of the Company in a payment to which an insurer is liable as set forth in the insurance policy, other than the deductible amount specified in the insurance policy.

12.	SEVERABILITY.

12.1.
If any provision of this Agreement is found by a court of competent jurisdiction to be invalid or void or unenforceable, such provisions, to the extent possible shall be severed from this Agreement, all of the other provisions shall remain in effect, and neither party shall have any claim against the other in such event. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

12.2.
The Company’s undertakings pursuant to this Agreement shall be interpreted broadly, for the purpose and in the manner intended to be fulfilled, to the extent permitted by applicable law. In the event of contradiction between any provision of this Agreement and a mandatory provision under applicable law, the aforesaid provision under applicable law shall prevail, and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

13.	GOVERNING LAW.

This Agreement shall be exclusively governed by and construed, interpreted and enforced in accordance with the laws of the State of Israel. The competent court in Tel Aviv, Israel, shall have sole and exclusive jurisdiction regarding any dispute or claim arising hereunder.

14.	NOTICE.

All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given (a) five (5) days after deposit with the applicable postal service, if delivered by first class registered mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid, or (d) one day after the business day of delivery by facsimile or e-mail transmission, if deliverable by facsimile or e-mail transmission, with copy by first class registered mail, postage prepaid, and shall be addressed if to Indemnitee, at each Indemnitee’s address as set forth beneath the Indemnitee’s signature to this Agreement and if to the Company at the address of its principal corporate offices (attention: Secretary) or at such other address as such party may designate by ten (10) days’ advance written notice to the other party hereto.

15.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties; and there are no other agreements, contracts or understandings between the parties with respect to the subject matter of this Agreement. No termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto.

Eltek Ltd.
By:
Address:

Indemnitee
Name:
Address:

Schedule A
TYPE OF EVENTS

1.	Negotiations, execution, delivery and performance of agreements on behalf of the Company including, inter alia,
1.1.
Any claim or demand made by a customer, suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

1.2.
Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company, its subsidiaries or affiliates or the party making such claim, including the sale, lease or purchase of any assets or business.

2.	Anti-competitive acts and acts of commercial wrongdoing.
3.
Any claim or demand in connection with an action or decision, on matters directly or indirectly, related to Restrictive Trade Practice (as defined in the Restrictive Trade Practices Law, 5748-1988), including restrictive trade arrangements, mergers and monopolies, as well as approvals and/or exemptions relating to antitrust issues.

4.	Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander.
5.
Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, its subsidiaries or affiliates.

Actions taken in connection with the intellectual property of the Company and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

6.	Participation and/or non-participation at the Company’s board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s board meetings.
7.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision.
8.	Claims of failure to exercise business judgement and a reasonable level of proficiency, expertise and care in regard of the Company’s business.

9.
Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or the Israeli Securities Authority and/or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time.

Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

10.
Any occurrences, including reporting obligations, resulting from the status of the Company as a public company and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

11.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction.
12.
Claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the Company in the circumstances required under any applicable laws.

13.
Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service.

Resolutions and/or actions relating to employment matters of the Company and/or its subsidiaries and/or affiliates.

Events, pertaining to the employment conditions of employees and to the employer – employee relations, including the promotion of workers, handling pension arrangements, insurance and saving funds, options and other benefits.

14.	Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, its subsidiaries or affiliates.
15.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

16.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

17.
Any claim or demand made by purchasers, holders, lessors or other users of products or assets of the Company, or individuals treated with such products, for damages or losses related to such use or treatment.

18.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or  public health law.

19.	Actions in connection with the Company’s’ testing of products and/or in connection with the sale, distribution, license or use of such products.
20.
Resolutions and/or actions relating to a merger of the company and/or of its subsidiaries and/or affiliates, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares the Company.

21.
Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

22.	Act or omission resulting in the failure to maintain appropriate insurance and/or inadequate safety measures and/or a malpractice of risk management.

23.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations, including labor law, safety law, environmental law, antitrust law, consumer protection, sales and manufacturer’s warranty laws and laws relating to the required permits the Company must obtain such as business license, fire extinguishers, toxin permits, emissions permits and export licenses.

24.	Any events that have or may have a material effect on the profitability or the assets of the Company or its rights or obligations.
25.
Transactions and acts (as defined in Section 1 of the Companies Law), including negotiations to enter into such transaction, transfer, sale or purchase of assets or liabilities, including securities or rights of any kind or the receipt of a right in any of them, a purchase offer and/or an offer of sale of any kind, or a merger of the Company, including any claim or demand in relation to the board of directors discretion and decision procedure in which the transaction was approved, or its abstention from doing so.

26.
Any act, directly or indirectly, related to the employment relations and commercial relations of the Company, with employees, contractors, customers, suppliers and service providers, including actions taken by the Indemnitee in his capacity as Office Holder with regard to labor and/or trade relations.

27.
Any action in connection with employment relations, including negotiations, contracting and implementation of personal employment agreements, employee benefits, options plans, and employment conditions.

28.	Claim or demand in connection with matters requiring disclosure in the prospectus, including any draft of it, and which has not been disclosed as required by law.
29.
Determination of the board of directors with regard to the classification of directors as having accounting and financial expertise, and the determination of the board of directors with regard to the classification of directors as having professional qualifications;

30.	Events related to work safety and work injuries, whether they caused body injuries or caused property damage.
31.	Formation of work plans and budgets, including pricing, marketing, distribution, instructions to employees, customers and suppliers and any cooperation or joint venture with any party.
32.
Circumstances that create any kind of violation of customs laws, environmental laws, environmental licenses, permits, export licenses or other approvals required by the customs laws, environment laws, businesses license, consumer protection, privacy protection and security exports.

33.	Participation in tenders.
34.
An action relating to the preparation of the Company's financial statements, weaknesses in internal controls, the control on the process of financial statements' preparation, the manner in which they are prepared, the errors in them (if any), and their approval process.

35.
Any prospectus, outline, report or notice submitted pursuant to the Companies Law and the Securities Law (including regulations promulgated thereunder or under foreign laws and regulations in those legal fields), the directives of the Israel Securities Authority, any relevant Stock Exchange Rules including NASDAQ rules or guidelines, and/or abstention of submit a prospectus, outline, report and/or error in a report or notice.

36.
Any report or notice submitted or to be submitted in accordance with the provisions of the applicable tax laws with regard to the Company, including the failure to file a report and/or an error in such report or notice.

37.
Any claim or demand relating to non-disclosure or failure to provide any type of information at the time required by law or by agreement, or in connection with incorrect or faulty disclosure of such information to third parties, including banks, customs, income tax, VAT, national insurance, local authorities, The Ministry of Environmental Protection and the Ministry of Defense, the Company's securities holders and any other governmental or institutional entity, including with respect to the issuance, allotment, distribution, acquisition, holding or any other connection to the Company's securities or any other investment activity that involves or is affected by the Company's securities.

38.
Any claim or demand in connection with distribution, including in connection with the purchase of the Company's shares, provided that such indemnification does not constitute a breach of any law, and any claim or demand in connection with the distribution of dividends to the shareholders of the Company.

39.	Amendments, changes and Settlements between the Company and its shareholders, holders of debentures, holders of options, banks and/or creditors of the Company.
40.
Actions relating to the Consumer Protection Law, 5741-1981 and/or orders and/or regulations thereunder, as well as any other law of a consumer nature and additional legislation that will apply by virtue thereof and/or any foreign law in this legal field.

41.	Any of the events or actions described above, in connection with the Indemnitee employment or tenure as an Office Holder in any subsidiaries and/or affiliates.

Any provision of this Schedule, with regard to the performance of a particular act, shall be construed as relating also to any derivative of the action, as well as to non-performance or failure to perform such action, unless the context of a particular provision does not tolerate such an interpretation.

Furthermore, any provision of this Schedule also refers to actions performed by the Indemnitee through his employment in the Company and/or during his tenure as an office Holder in the Company or in the Company's subsidiaries and/or related companies.